March 4, 2014

Via E-mail and EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Scot Foley Bryan Pitko Donald Abbott Lisa Vanjoske

Re:	Aquinox Pharmaceuticals, Inc.

Registration Statement on Form S-1 (Registration No. 333-193615)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Aquinox Pharmaceuticals, Inc. that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-193615) be accelerated so that the Registration Statement will become effective by 3:00 p.m. Eastern Time on March 6, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected between March 3, 2014 and the date hereof approximately the following distribution of the preliminary prospectus:

804 to institutions;

0 to prospective underwriters; and

10 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC
COWEN AND COMPANY, LLC

By:	JEFFERIES LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ James Barnes
Name: James Barnes
Title: Managing Director

[Signature Page to Acceleration Request Letter]